Mail Stop 3720

July 10, 2006

**<u>Via U.S. Mail and Fax</u>**
Mr. Dennis Conroy
Chief Accounting Officer
Gilman + Ciocia, Inc.
11 Raymond Avenue
Poughkeepsie, NY 12603

> **Re**: **Gilman + Ciocia, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2005**
> **Filed September 28, 2005**

Dear Mr. Conroy:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director